EXHIBIT 99.1

Westport Fuel Systems to Cooperate with Truck and Bus Manufacturer Scania on a Direct Injected Hydrogen Engine Research Project

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated November 9, 2020 to its final short form base shelf prospectus for the Province of Quebec and its amended and restated final short form base shelf prospectus for each of the Provinces of Canada except Quebec, each dated October 27, 2020.

VANCOUVER, British Columbia, Jan. 21, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) today announced it has agreed to commence a research project with Scania to apply its HPDI 2.0TM fuel system with hydrogen to the latest Scania commercial vehicle engine. Preliminary test results are expected in the second half of 2021.

“Our specialty is working with gaseous fuels. Hydrogen use in an internal combustion engine with our HPDI fuel system could offer another cost-competitive pathway to reduce CO2 emissions from transportation,” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “This exciting evolution of our patented technology could provide an economic, competitive alternative to fuel cells while providing a similar greenhouse gas emission reduction profile.”

“We invested in hydrogen technologies early. Going forward, what we learn from this research project will enable us to provide the best possible offering to our customers,” said Eric Olofsson, Senior Technical Advisor at Scania Powertrain Research & Technology.

About Scania

Scania is a world-leading provider of transport solutions, including trucks and buses for heavy transport applications, with an extensive product-related service offering. Scania is also a leading provider of industrial and marine engines.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport’s technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Investor Inquiries:

Christine Marks
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the research project with Scania, timing for and completion of the preliminary test results from such project and the benefits and potential of hydrogen as a transport fuel. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to COVID-19, it’s duration, effects and government responses thereto, the general economy, solvency, governmental policies and regulation, the demand for HPDI 2.0 injectors and there utility when used with hydrogen, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. In addition, the effects and the impact of the COVID-19 outbreak, are unknown at this time and could cause actual results to differ materially from the forward-looking statements contained herein. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.